Via Facsimile and U.S. Mail
Mail Stop 6010

June 26, 2008

Frederick J. Crawford
Sr. Vice President and Chief Financial Officer
Lincoln National Corporation
150 N. Radnor Chester Road, Suite A305
Radnor Pennsylvania 19087

**Re: Lincoln National Corporation
         Form 10-K for Fiscal Year Ended December 31, 2007
         Filed February 29, 2008
         File No. 001-06028**

Dear Mr. Crawford:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief